EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 11, 2024

Eldorado Gold Provides Update on Second Quarter 2024 Tax Impacts in Turkiye; and

Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) today provides the following updates on the tax impacts in Turkiye in Q2 2024.

Tax Impacts in Turkiye for Q2 2024

The Company’s profits from mining operations in Turkiye are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. For the second quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 25%, to be further decreased by $3 to $5 million. The estimated decrease is primarily attributable to investment tax credits relating to Kisladag and Efemcukuru, and the effects of inflation accounting, partly offset by taxable unrealized foreign exchange gains due to the weakening of the Lira, against the US dollar, in the quarter.

Q2 2024 Financial and Operational Results Call Details

Eldorado will release its 2024 Second Quarter Financial and Operational Results after the market closes on Thursday, July 25, 2024, and will host a conference call on Friday, July 26, 2024, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2024q2.html

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10023572/f88e5f220c. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until August 30, 2024)
Date:	July 26, 2024	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 484 8814	Access code:	0760
Toll free:	1 844 763 8274

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to the expected tax expense in Turkiye and the expected cause thereof. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the weakening of the Turkish Lira and the resulting generation of taxable unrealized foreign exchange gains in Turkiye. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to assess taxes in Turkiye or depreciation expenses; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

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